

VIA FACSIMILE AND U.S. MAIL

November 26, 2008

Albert E. Ferrara, Jr.
Chief Financial Officer
AK Steel Holding Corporation.
9227 Centre Pointe Drive
West Chester, Ohio 45069

> **RE: AK Steel Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008 , June 30, 2008**
> **and September 30, 2008**
> **File No. 1-13696**

Dear Mr. Ferrara:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>Item 1. Business, page 1</u>

1. We note from the first paragraph under your "Management's Discussion and Analysis…" heading on page 20 that you earn revenues both domestically and abroad. In future filings, please provide the disclosure required by Item 101(d) of Regulation S-K.

2. We note that a significant portion of your sales are to the automotive industry and that General Motors is the company's largest customer. In future filings, please ensure that you provide updated information about the current challenges faced by participants in the automotive industry, including General Motors, and the impact that these challenges have had and are likely to have on your business going forward. If, as currently disclosed, you continue to believe that any decrease in sales to General Motors would be offset by sales to new customers and increased sales to existing customers, please explain your basis for this belief. Please also explain why you believe that any material change in purchases by General Motors would be phased in over a multi-year period. We note that most of the contracts with major automotive and appliance industry customers are only for one year.

Item 7. Management's Discussion and Analysis…, page 20

Liquidity and Capital Resources, page 36

3. We note that you have existing plans to make certain capital expenditures. In the first sentence on page 37, continuing from page 36, you state that "…capital investments are expected to be funded by internally generated cash and/or other financing sources." In future filings, please discuss the likelihood that your capital investments will require you to draw upon other financing sources and identify the other sources you reasonably would expect to utilize. See Item 303(a)(2)(i) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 103

Index to Exhibits, page 104

4. When incorporating by reference, please do so by referring to the filing with which the document was actually filed. As examples, exhibit numbers 3.3 and 4.8 appear to do otherwise. Please see Item 10(d) of Regulation S-K.

Form 8-K Filed on November 12, 2008

5. We note that on November 11, 2008, you announced that you are temporarily idling your Mansfield, Ohio operations, and most of your Ashland, Kentucky operations due to the recent unanticipated and major downturn in the economy, which has resulted in sharply lower demand for some of your products. Based on this announcement, we have the following comments:
    *   You refer to the "recent unanticipated and major downturn in the economy" as your basis for idling these facilities and the resulting layoff of approximately 20% of your workforce. With a view towards future disclosures, please provide us with a comprehensive discussion of your company-specific facts and circumstances that lead to the idling of your Mansfield, Ohio operations and most of your Ashland, Kentucky operations. Provide a comprehensive

timeline of these facts and circumstances, including when you determined that projected shipments would be significantly lower than previous expectations, when you first discussed the need to idle these facilities and when management committed to such a plan.

- With a view towards future disclosures, please also comprehensively address the impact this reduction in production and labor will have on your results of operations and liquidity.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief